exhibit 4.1

DESCRIPTION OF SECURITIES

The following summary describes our capital stock and the material provisions of our certificate of formation and our bylaws. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our certificate of formation, bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

Our authorized capital stock consists of (i) five hundred and fifty million (550,000,000) shares of common stock, par value $0.001 per share (“Common Stock”), and (ii) fifty million (50,000,000) shares of preferred stock, par value $0.001 per share (“Preferred Stock”).

Common Stock

Outstanding shares

Upon the completion of public offering and the distribution of our shares of Common Stock held by Spectral AI, Inc. (the “Distribution”), we will have               shares of Common Stock outstanding.

Voting rights

Holders of Common Stock are entitled to cast one vote per share of Common Stock on all matters to be voted on by stockholders. Holders of Common Stock will vote together as a single class, and an action will be approved by stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors will be elected by a plurality of the votes cast. Holders of Common Stock are not entitled to cumulate their votes in the election of directors.

When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting will be decided by a majority vote of the holders of shares of capital stock present or represented at the meeting and voting affirmatively or negatively on such matter. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast will be sufficient to elect such directors.

Dividends

Subject to preferences that may apply to any Preferred Stock, holders of our shares of Common Stock will be entitled to the payment of dividends and other distributions (payable in cash, property or capital stock of Spectral IP, Inc. (the “Company”) at the times and in the amounts as our board of directors (the “Board”) in its discretion may determine.

Liquidation

On the liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, each holder of shares of Common Stock will be entitled, pro rata on a per share basis, to all remaining assets of the Company of whatever kind available for distribution to the holders of Common Stock, subject to the designations, preferences, limitations, restrictions and relative rights of any Preferred Stock then outstanding.

Other Matters

The holders of Common Stock will not have redemption, conversion, preemptive or other subscription rights and there will be no sinking fund provisions applicable to Common Stock. All of the outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

Series A Preferred Stock

Upon the completion of this offering and Distribution and the filing of our Series A Preferred Stock Designation (as defined below), we will have 24,221,428 shares of Series A Preferred Stock outstanding.

The Company has moved its jurisdiction of incorporation to Texas effective as of April 4, 2025 and in connection with the Reorganization, will submit for filing to the Secretary of State of Texas, a Certificate of Designations, Preferences and Rights of Series A Preferred Stock of the Company (the “Series A Preferred Stock Designation”), which has not been officially filed yet with the Secretary of State of Texas, but is expected to be filed effective prior the consummation of the Reorganization.

The Series A Preferred Stock Designation provides for holders of the Series A Preferred Stock to have the following rights:

Liquidation Preference. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the holders of the Series A Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Value of all shares of Series A Preferred Stock held by such holder, plus all unpaid accrued and accumulated dividends on all such shares of Series A Preferred Stock (whether or not declared). For purposes of this liquidation preference, “Liquidation Value” means, with respect to any share of Series A Preferred Stock held by such holder on any given date, $0.001 per share (as adjusted for any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Series A Preferred Stock) and “Junior Securities” means, collectively, the Common Stock and any other class of securities that is specifically designated as junior to the Series A Preferred Stock.

In addition to and after payment in full of all preferential amounts required to be paid to the holders of Series A Preferred Stock upon a Liquidation under this provision, the holders of Series A Preferred Stock shares then outstanding shall be entitled to participate with the holders of shares of Junior Securities then outstanding, pro rata as a single class based on the number of outstanding shares of Junior Securities on an as-converted basis held by such holder as immediately prior to the Liquidation, in the distribution of all the remaining assets and funds of the Company available for distribution to is stockholders.

If upon any Liquidation the remaining assets of the Company available for distribution to its stockholders shall be insufficient to pay the holder so the Series A Preferred Stock shares the full preferential amount to which they are entitled under this provision, the holders of the Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective full preferential amounts which would otherwise be payable in respect to the Series A Preferred Stock in the aggregate upon such Liquidation if all amounts payable on or with respect to such shares were paid in full, and the Company shall not make or agree to make any payments to the older Junior Securities.

Conversion Rights. Each holder of Series A Preferred Stock may, at its option, convert each share of Series A Preferred Stock (each a “Preferred Conversion”) into one fully paid and non-assessable share of Common Stock, subject to the terms and conditions set forth herein.

The Company shall at all times reserve and keep available, out of its authorized but unissued shares of Common Stock or out of shares of Common Stock held in its treasury, the full number of shares of Common Stock into which all shares of any series of Series A Preferred Stock having conversion privileges from time to time outstanding are convertible. Unless otherwise provided in a Preferred Stock Series Resolution with respect to a particular series of Preferred Stock, all shares of Series A Preferred Stock redeemed or acquired (as a result of conversion or otherwise) shall be retired and restored to the status of authorized but unissued shares.

The Series A Preferred Stock Designation includes a conversion limitation prohibiting any holder and their affiliates from converting the Series A Preferred Stock into Common Stock in the event that upon such conversion their beneficial ownership of the Company’s Common Stock would exceed 4.99%.

Dividend Rights. The Series A Preferred Stock has no dividend right other than holders of shares of Series A Preferred Stock will be entitled to participate equally and ratably with the holders of shares of Common Stock in all dividends or other distributions on the shares of Common Stock as if immediately prior to each record date for the Common Stock, shares of Series A Preferred Stock then outstanding were converted into shares of Common Stock.

Registration Rights

We expect to enter into a registration rights agreement with certain of the stockholders of Sauvegarder Investment Management, Inc. The sections of this registration statement titled “Certain Relationships and Related-Party Transactions — Historical Transactions with Affiliates — Registration Rights Agreement” contains additional information regarding the registration rights agreement. We will bear certain expenses incident to our registration obligations upon exercise of these registration rights, including the payment of federal securities law and state “blue sky” registration fees, except that we will not bear any brokers’ or underwriters’ discounts and commissions or transfer taxes relating to sales of our securities pursuant to the exercise of these registration rights. We have agreed to indemnify each selling stockholder named in the resale prospectus (the “Selling Stockholders”) for certain violations of federal or state securities laws in connection with any registration statement in which such Selling Stockholder sells its securities pursuant to these registration rights. Each Selling Stockholder will, in turn, agree to indemnify us for federal or state securities law violations that occur in reliance upon written information it provides to us for use in the registration statement.

This summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement.

Election and removal of directors; vacancies

The exact number of directors will be fixed from time to time by resolution of the Board. Directors will be elected by a plurality of the votes of the shares of our capital stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

No director may be removed except for cause, and directors may be removed for cause only by an affirmative vote of shares representing not less than a majority of the shares then entitled to vote at an election of directors.

Any vacancy occurring on the Board of directors and any newly created directorship may be filled in any manner permitted by the TBOC, including by the affirmative vote of a majority of the remaining members of the Board, even if the remaining directors constitute less than a quorum of the Board.

Limitation on action by written consent

Our certificate of formation and our bylaws provide that holders of our Common Stock may act by written consent only if the consent or consents are signed by the holder of holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the actions were present and voted.

Stockholder meetings

Our certificate of formation and our bylaws provide that special meetings of our stockholders may be called only by our Board of Directors, the chairperson of the Board, our chief executive officer (or president, in the absence of a chief executive officer) or a majority of the directors. Our certificate of formation and our bylaws specifically deny any power of any other person to call a special meeting.

Amendment of certificate of formation

The provisions of our certificate of formation described under the subsections titled “— Election and removal of directors; vacancies,” “— Stockholder meetings,” “— Limitation on action by written consent,” “— Limitation of liability of directors and officers,” “— Common stock — Voting rights” and “— Forum selection” and provisions relating to amendments to our certificate of formation may be amended only by the affirmative vote of holders of at least 66-2/3% of the voting power of our outstanding shares of voting stock. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our certificate of formation.

Amendment of bylaws

Certain provisions of our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with the affirmative vote of a majority of directors present at any regular or special meeting of the Board called for that purpose, provided that any alteration, amendment, or repeal of, or adoption of any bylaw inconsistent with specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, nomination of directors, transfers of capital stock and dividends requires the affirmative vote of at least 66-2/3% of all directors in office at a meeting called for that purpose.

All other provisions of our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with the affirmative vote of holders of 66-2/3% of the voting power of our outstanding shares of voting stock.

Other limitations on stockholder actions

Our bylaws impose some procedural requirements on stockholders who wish to:

●	make nominations in the election of directors;

●	propose that a director be removed;

●	propose any repeal or change in our bylaws; or

●	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

●	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

●	the stockholder’s name and address;

●	any material interest of the stockholder in the proposal;

●	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

●	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

●	in connection with an annual meeting of stockholders, not less than 120 nor more than 150 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (i) not less than 70 nor more than 120 days prior to the date of the annual meeting and (ii) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

●	in connection with the election of a director at a special meeting of stockholders, during the period not less than 120 nor more than 150 days prior to the date of the special meeting, or the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for the Board, a stockholder must also submit all information with respect to the nominee that would be required to be included in a proxy statement, as well as other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of liability of directors and officers

Our certificate of formation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. The TBOC permits a corporation to provide in its certificate of formation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

●	any breach of the director’s duty of loyalty to our Company or our stockholders;

●	any act or omission not in good faith that constitutes a breach of duty of the person to the Company or which involved intentional misconduct or a knowing violation of law;

●	any transaction from which the director derived an improper personal benefit; and

●	any act or omission for which the liability of a director is expressly provided by an applicable statute.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our certificate of formation also provides that, to the fullest extent permitted by law, we will indemnify any officer or director of our Company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Exclusive Forum

Our bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the Business Court in the Third Business Court Division (“Business Court”) of the State of Texas shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (i) any derivative action or proceeding brought on the Company’s behalf; (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of the Company to the Company or its stockholders; (iii) any action, suit or proceeding asserting a claim against the Company, its current or former directors, officers, or employees, agents or stockholders arising pursuant to any provision of the TBOC, the certificate of formation or the bylaws or (iv) any action, suit or proceeding asserting a claim related to or involving the Company that is governed by the internal affairs doctrine, or (v) any action asserting an “internal entity claim” as that term is defined in Section 2.115 of the TBOC, provided that if the Business Court is not then accepting filings or determines that it lacks jurisdiction, the United States District Court for the Western District of Texas, Austin Division (the “Federal Court”) or, if the Federal Court lacks jurisdiction, the state district court of Travis County, Texas.

The exclusive forum provision set forth above does not apply to, and does not preclude or contract the scope of, either (i) exclusive federal jurisdiction pursuant to Section 27 of the Exchange Act for claims seeking to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, or any other claim for which the U.S. federal courts have exclusive jurisdiction, or (ii) concurrent jurisdiction under Section 22 of the Securities Act for federal and state courts over all claims seeking to enforce any liability or duty created by the Securities Act or the rules and regulations thereunder.

Texas Anti-Takeover Statute

We are subject to the provisions of Section 21.606 of the TBOC regulating corporate takeovers. In general, Section 21.606 prohibits a publicly held Texas corporation from engaging, under certain circumstances, in a business combination with an affiliated shareholder for a period of three years following the date the person became an affiliated shareholder unless:

●	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated stockholder; or

●	at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the affiliated stockholder at a meeting of shareholders called for that purpose not less than six months after the affiliated shareholder’s share acquisition date.

Generally, a business combination includes a merger, share exchange, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested shareholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested shareholder status did own, 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 21.606 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by shareholders.

The provisions of Texas law and the provisions of our certificate of formation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders might otherwise deem to be in their best interests.

Anti-takeover effects of some provisions

Certain provisions of our certificate of formation and bylaws could make the following more difficult:

●	acquisition of control of us by means of a proxy contest, tender offer, or otherwise; or

●	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue Series A Preferred Stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Listing

We have applied to list our Common Stock on Nasdaq under the symbol “SMIP,” and this offering is contingent upon obtaining such approval.

Transfer agent and registrar

The transfer agent and registrar for the Common Stock will be Continental Stock Transfer & Trust Company. The transfer agent and registrar’s address is 1 State Street, 30th Floor, New York, New York 10004-1561.